

February 7, 2012

Via E-mail
James Dore
Executive Vice President and Chief Financial Officer
Marlborough Software Development Holdings Inc.
500 Nickerson Road
Marlborough, MA 01752-4695

> **Re: Marlborough Software Development Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 3, 2012**
> **File No. 333-177915**

Dear Mr. Dore:

We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated February 1, 2012.

Prospectus Summary, page 1

Timing of the Distribution, page 3

1.   We note your added disclosure on page 4 regarding the request for information from the United States Department of Justice. With a view to disclosure, please tell us what effect this may have on the merger with Monotype and this transaction. Also tell us whether the Department of Justice procedures could have an effect on the Marlborough shareholders after the distribution. Finally, tell us what consideration you gave to including related risk factor disclosure.

Executive Compensation and Other Matters, page 64

2.   Please revise the first sentence in this section to refer to the last completed fiscal year.

3.   Regarding your response to prior comment 5, please clarify how you calculated Mr. Kaminski's compensation disclosed in the summary compensation table and expand footnote 12 to the table as appropriate. In this regard, we note the disclosure in the last paragraph on page 73 indicating that he was paid $1,500 per day for serving as interim CEO. In addition, consider whether you should include narrative disclosure to the summary compensation table to address in more specific detail how base salaries were increased for Messrs. Kaminksi and Romik during fiscal year 2011 and any other

material factors necessary to an understanding of the information disclosed in the table. Refer to Item 402(o) of Regulation S-K.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
       Blake Hornick, Esq.
       Seyfarth Shaw LLP